CUSIP No. 403662109                                            Page 1 of 5 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND
                   AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2 (a)

                                 AMENDMENT NO. 1

                        WINNING EDGE INTERNATIONAL, INC.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                                $0.0001 Par Value
                                -----------------
                         (Title of Class of Securities)

                                    403662109
                                 (CUSIP Number)

                                 Jeffrey Johnson
                             Chief Financial Officer
                             5052 S. Jones Boulevard
                             Las Vegas, Nevada 89118
                                 (702) 967-6000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 7, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

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CUSIP No. 403662109                                            Page 2 of 5 Pages

                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Corporate Strategies, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS
      OO, OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      State of Texas
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NUMBER OF         7     SOLE VOTING POWER
SHARES                  -0-
BENEFICIALLY      --------------------------------------------------------------
OWNED BY          8     SHARED VOTING POWER
EACH                    -0-
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH                    -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
                        -0-

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      -0-
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0%
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14    TYPE OF REPORTING PERSON
      CO
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*The calculation of the foregoing percentage is based on 124,896,450 shares of
Issuer's common stock outstanding as of January 31, 2007.

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CUSIP No. 403662109                                            Page 3 of 5 Pages

ITEM 1.  SECURITY AND ISSUER

      This Amendment No. 1 (this "Statement") to the original statement filed with the U.S. Securities and Exchange Commission ("SEC") on February 23, 2007 (the "Original Statement") relates to 9,500,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), of Winning Edge International, Inc. (the "Issuer"), of which 2,083,545 shares were sold by the Reporting Person (as defined herein below) on March 7, 2007, 2,428,500 shares were sold by the Reporting Person between March 15, 2007 and March 30, 2007, 5,624,500 shares were sold by the Reporting Person on May 24, 2007 and 4,100,000 shares were sold by the Reporting Person between May 25, 2007 and May 29, 2007. The principal executive offices of the Issuer are located at 5052 S. Jones Boulevard, Las Vegas, Nevada 89118.

ITEM 2. IDENTITY AND BACKGROUND

      (d) - (e) This Statement on Schedule 13D is filed on behalf of Corporate Strategies, Inc., a Texas corporation (the "Reporting Person"). The Reporting Person is a provider of restructuring strategies, turnaround execution and business development services for emerging and re-emerging public companies. The business address of the Reporting Person is 109 North Post Oak Lane, Suite 422, Houston, Texas 77024. During the last five (5) years, neither the Reporting Person nor any director or officer of the Reporting Person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person acquired 5,000,000 shares of Common Stock from Clearvision International, Inc. ("CII") as partial payment of a note receivable on February 9, 2007 (the "Clearvision Shares") and therefore, the source of funds for the Clearvision Shares is partial payment of a note receivable. The Reporting Person acquired the remaining 4,500,000 shares of Common Stock from Mr. Fred Zeidman, the Chairman of the Board of the Reporting Person, on February 20, 2007 pursuant to a certain assignment agreement by and between Mr. Zeidman and the Reporting Person of a certain consulting agreement, effective June 1, 2006, by and between Mr. Zeidman and the Issuer, pursuant to which Mr. Zeidman was entitled to and did previously receive 500,000 shares of Common Stock of the Issuer and most recently, an additional 4,500,000 shares of Common Stock for consulting services rendered by Mr. Zeidman to the Issuer (the "Consulting Shares"). In accordance with the assignment of the consulting agreement, Mr. Zeidman assigned his interests in the 4,500,000 shares of Common Stock after his acquisition of such Consulting Shares on February 14, 2007 from the Issuer and therefore, the source of funds for the acquisition of such Consulting Shares is consulting services rendered by Mr. Zeidman on behalf of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

      The Clearvision Shares were acquired by the Reporting Person from CII as partial payment of a note receivable and not with a view to, or for resale in connection with, any distribution thereof. The Consulting Shares were originally acquired by Mr. Zeidman for consulting services rendered to the Issuer and were subsequently acquired by the Reporting Person in connection with a certain assignment agreement and not with a view to, or for resale in connection with, any distribution thereof. As of the date of the Original Statement, there was no present intention of selling, granting any participation in, or otherwise distributing the acquired Clearvision Shares or the Consulting Shares, and there were no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) - (b) Prior to acquiring the Clearvision Shares and the Consulting Shares, the Reporting Person beneficially owned 2,583,545 shares of Common Stock of the Issuer. As a result of acquiring the Clearvision Shares and the Consulting Shares, the Reporting Person owned 12,083,545 shares of Common Stock as of the date of the Original Statement, which represented 9.7% of the issued and outstanding shares of Common Stock as of the date thereof. On March 7, 2007 the Reporting Person sold 2,083,545 shares (pursuant to several transactions on that date), from March 15, 2007 through March 30, 2007 the Reporting Person sold 2,428,500 shares, on May 24, 2007 the Reporting Person sold 5,624,500 shares (pursuant to several transactions on that date) and from May 25, 2007 through May 29, 2007 the Reporting Person sold its remaining 4,100,000 shares of Common Stock. As a result of those recent sales, the Reporting Person owned 4,100,000 shares of Common Stock on May 24, 2007, which represented 3.28% of the issued and outstanding shares of Common Stock on such date. As of the date hereof, the Reporting Person owns no shares of Common Stock, which represents 0% of the issued and outstanding shares of Common Stock.

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CUSIP No. 403662109                                            Page 4 of 5 Pages

      (c) As of the date of the Original Statement, there were no transactions involving the Clearvision Shares and the Consulting Shares within the last sixty
(60) days, except for the acquisition of the Clearvision Shares and the Consulting Shares by the Reporting Person and the acquisition by Mr. Zeidman of the Consulting Shares from the Issuer. As of the date hereof, there were no transactions involving shares of Common Stock within the last sixty (60) days except for the sale by the Reporting Person of 5,624,500 shares on May 24, 2007 and the sale of the Reporting Person's remaining 4,100,000 shares from May 25, 2007 through May 29, 2007 pursuant to several separate transactions

      (d) Not applicable.

      (e) On May 24, 2007, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Common Stock for those reasons set forth in this Item 5.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

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CUSIP No. 403662109                                            Page 5 of 5 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 11, 2007                    REPORTING PERSON:
                                        -----------------

                                        CORPORATE STRATEGIES, INC.


                                        By: /s/ Timothy J. Connolly
                                           -------------------------------------
                                        Name:   Timothy J. Connolly
                                        Title:  Chief Executive Officer